UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated January 21, 2025.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming to nominate biopharmaceutical leader Fabrice Chouraqui as new Executive Director and Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Sijmen de Vries

	Name:	Sijmen de Vries
	Title:	CEO

Date: January 21, 2025

Pharming to nominate biopharmaceutical leader Fabrice Chouraqui as new Executive Director and Chief Executive Officer

Leiden, the Netherlands, January 21, 2025: Pharming Group N.V. (“Pharming” or “the Company”) (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) announces today that the Board of Directors has nominated Fabrice Chouraqui to become Pharming’s new Executive Director and Chief Executive Officer, succeeding Sijmen de Vries.
Pharming will nominate Mr. Chouraqui for the appointment as Executive Director and Chief Executive Officer for a term of four years at an upcoming Extraordinary General Meeting of Shareholders (EGM). Information regarding the EGM, including the notice to convene, will be shared shortly in a separate press release.

Upon the appointment of Mr. Chouraqui, Sijmen de Vries will resign from the Board of Directors. To ensure a smooth hand-over of tasks and responsibilities, Mr. de Vries will remain a strategic advisor to the new CEO until December 31, 2025.

Dr. Richard Peters, Chairman of the Board of Directors, commented:
“After an extensive search, the Board and I are confident that Fabrice Chouraqui is the right candidate to lead Pharming and continue to implement our growth strategy, shaping Pharming into the rare disease company of choice. Fabrice is a deeply experienced global pharmaceutical and biotechnology executive, who brings a wealth of profound global expertise and experience, across the entire biopharmaceutical value chain, to Pharming.
On behalf of the entire Board of Directors, I would like to thank Sijmen de Vries for his great commitment to Pharming over the past 16 years and for creating the company that it is today, serving patients and paving the way for delivery on the company’s strategy for growth. We are grateful that Sijmen will continue to be available through the end of the year to ensure a smooth hand-over with Fabrice.”

Sijmen de Vries, Chief Executive Officer, commented:
“I am very pleased with the nomination of Fabrice Chouraqui as my successor. Fabrice brings strong leadership experience with global pharmaceutical companies and highly innovative biotechnology companies to Pharming. To make way for Fabrice to take over the executive leadership of the Company, I will resign from the Board of Directors upon the appointment of Fabrice by our shareholders. I look forward to supporting Fabrice, working closely together through the remainder of the year, and ensuring a smooth hand-over.”

Fabrice Chouraqui commented:
“I am honored to have the opportunity to take over the leadership of Pharming, building on the strong foundation and joining at a time when I can help propel the company through its next stage of growth in the rare disease space. I am impressed by Pharming’s growing portfolio of products and commercial opportunities which will pave the way for us to become the rare disease company of choice.”

Profile
Mr. Fabrice Chouraqui (date of birth: August 1, 1970, French national, U.S. citizen) is a global pharmaceutical executive with a record of value creation at Flagship Pioneering, Novartis and Bristol-

Myers Squibb. A purpose-driven leader with a passion for bringing innovative treatments to patients, Mr. Chouraqui has a reputation for building strong followership in organizations. He is scientifically minded, with a deep understanding across the business spectrum, from research and development to access and commercialization, including strong expertise in investor management and business development.

Across his career, Mr. Chouraqui has led the launch of treatments in many therapeutic areas, including highly targeted specialty care drugs and large primary care medicines. He consistently demonstrates strategic and innovative thinking to achieve long-lasting results and has a strong record of developing next generation talents and highly diverse teams.

Until recently, Mr. Chouraqui was a CEO-Partner at Flagship Pioneering, one of the largest Biotech Venture Capital firms in the US. Mr. Chouraqui also served as CEO of Cellarity, Inc., one of the companies created by Flagship Pioneering. In his CEO capacity, Mr. Chouraqui was leading the development of Cellarity, a company which is driving a radically new approach to drug discovery by working at the intersection of AI and biology. Mr. Chouraqui raised over $250M and attracted world-renowned investors. He initiated a collaboration with Novo Nordisk and had Cellarity recognized as a top biotech to watch by several sources. Today, Mr. Chouraqui holds the position of Executive Chairman at Cellarity.

Prior to joining Flagship Pioneering, Mr. Chouraqui spent 10 years at Novartis. He was President of Novartis Pharmaceuticals USA from 2016 to 2019, during which he delivered strong growth despite negative price impact and significantly improved profitability. Promoted to turn around performance after the business suffered issues with recent launches, Mr. Chouraqui developed sophisticated commercial and access capabilities to meet the new market environment. He achieved strong market positions for two significant growth drivers (Cosentyx and Entresto), drove the uptake of the rare disease drug Ilaris, initiated the landmark PIONEER clinical trial in heart failure, and championed several business development initiatives. Mr. Chouraqui moved the organization’s culture from “consensus building, conservative and siloed” to “questioning, experimenting and collaborative.” He also served as Novartis representative on the board of BIO.

Before leading the US organization, Mr. Chouraqui was President, Latin America & Canada (2014-2016) for Novartis Pharmaceuticals, responsible for leading a portfolio shift from established primary care medicines to innovative specialty care drugs. He also served as Global Head, Business Franchise Neuroscience (2012-2014). In this role, he relaunched Gilenya (Multiple Sclerosis) following a post-launch regulatory review and made Gilenya the largest growth contributor in the Novartis five-year strategic plan. Mr. Chouraqui also addressed late-stage pipeline gaps with the start of the siponimod program in Secondary Progressive Multiple Sclerosis (approved in 2019) and the identification of business development opportunities, which led to the in-licensing of ofatumumab in MS from GSK (launched as Kesimpta) and a partnership with Amgen on erenumab for migraine (launched as Aymovig).
From 2000 to 2010, Mr. Chouraqui held multiple international roles at Bristol-Myers Squibb, ultimately serving as Vice President, Commercial Operations, Asia-Pacific and General Manager, Southeast Asia (2008-2010). He began his career in R&D roles at Roussel Uclaf and Hoechst Marion Roussel, pharmaceutical companies that were predecessors to today’s Sanofi.

Mr. Chouraqui earned a MBA from INSEAD and a Doctorate in Pharmacy, a Post-Graduate Degree in Quality Assurance of Medicines, and a MSc in Biological and Medicinal Sciences from University of Paris V.

Mr. Chouraqui shall have stepped down as Executive Chairman of Cellarity, Inc., a non-listed company, no later than upon his appointment as the new Executive Director and Chief Executive Officer of Pharming. Thereafter, Mr. Chouraqui intends to serve as a non-executive Board member of Cellarity.

Mr. Chouraqui also holds the position of independent Board member of OranoMed, a non-listed (and therefore private) subsidiary of Orano Group. OranoMed is a company specialized in the research and development of Pb-212 based radioligand alpha therapies for the treatment of various types of cancers.

The resume of Mr. Chouraqui is available on our website.

For further public information, contact:
Pharming Group, Leiden, the Netherlands
Michael Levitan, VP Investor Relations & Corporate Communications
T: +1 (908) 705 1696
E: investor@pharming.com

FTI Consulting, London, UK
Victoria Foster Mitchell/Alex Shaw/Amy Byrne
T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, the Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl

About Pharming Group N.V.
Pharming Group N.V. (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. Pharming is commercializing and developing an innovative portfolio of protein replacement therapies and precision medicines, including small molecules and biologics. Pharming is headquartered in Leiden, the Netherlands, and has employees around the globe who serve patients in over 30 markets in North America, Europe, the Middle East, Africa, and Asia-Pacific.

For more information, visit www.pharming.com and find us on LinkedIn.

Forward-looking Statements
This press release may contain forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those expressed or implied in these statements. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition”, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, “milestones”, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. Examples of forward-looking statements may include statements with respect to timing and progress of Pharming's preclinical studies and clinical trials of its product candidates, Pharming's clinical and commercial prospects, and Pharming's expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming's clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory, commercial, competitive and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming's 2023 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming's actual results could differ materially and adversely from those anticipated or implied thereby. All forward-looking statements contained in this press release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release. Pharming does not undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.